July 27, 2021

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)

Cboe Vest Bitcoin Target Volatility Strategy Fund

Dear Ms. Stojic:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on July 26, 2021. The comments relate to a post-effective amendment to the registration statement of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, and the Investment Company Act of 1940 (the “1940 Act”), each as amended (the “Amendment”), and a correspondence letter filed July 16, 2021 (the “Initial Correspondence”) in response to preliminary comments provided by the Staff with respect to the Amendment. The Amendment was filed to register a new series of the Trust, the Cboe Vest Bitcoin Target Volatility Strategy Fund (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Initial Correspondence -Prospectus

1.	Comment: With respect to Comment #5 of the Initial Correspondence, please provide disclosure in the principal investment strategies disclosure with the potential range of the Fund’s exposure to bitcoin.

Response:	The Trust has revised the disclosure as you have requested.

2.	Comment: With respect to Comment #12 of the Initial Correspondence, please explain in a correspondence filing whether the Fund (or the investment adviser to the Fund (the “Adviser”)) would have been able to exit its bitcoin futures positions as necessary to satisfy what would have presumably been heightened redemption request on May 19, 2021.

Response:     The Adviser believes that the Fund would have been able to exit, as necessary, its Bitcoin Futures positions to satisfy heightened redemption requests on May 19, 2021. On May 19, 2021, front-month bitcoin futures traded 26,734 contracts. In total 32,352 contracts traded on that day. Assuming that the Fund’s holdings in bitcoin futures were close to the CME position limit of 2,000 contracts and the Fund saw redemptions of 25% of its asset, the Fund’s trading in Bitcoin Futures that day would have represented less than 2% of the day’s trading volume. Based on consultations with a futures commission merchant who was active in trading Bitcoin Futures on May 19, 2021, the Trust believes that the Fund would have been able to exit its presumed bitcoin futures positions to satisfy hypothetical higher than normal redemption requests. Further, the Trust anticipates that the Fund would have held more than 45% of its assets in cash investments. The liquidity of such investments and the discretion exercised by the Fund’s manager would have allowed the Fund to satisfy large redemptions.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 27, 2021

3.	Comment: With respect to Comment #14 of the Initial Correspondence, you indicated that the Adviser does not believe that the Fund’s investment strategy will be impacted by potential new entrants to the marketplace for bitcoin and bitcoin futures. Please provide more detail regarding this view.

Response:    The Fund’s investment strategy is an actively managed strategy that is based on the Adviser’s research of various asset classes, including bitcoin and bitcoin related derivatives. While the Adviser will continually update its research as market conditions change, including due to the potential impact on bitcoin prices from potential new entrants to the marketplace, the Adviser believes that the Fund could still seek to achieve a lower level of volatility by reducing its exposure to bitcoin futures when such futures exhibit high volatility.

4.	Comment: With respect to Comment #41 of the Initial Correspondence, please confirm supplementally that the reference index is not an index that is prohibited by Rule 18f-4.

Response:    The Trust confirms that the reference index is not an index that is prohibited by Rule 18-4.

5.	Comment: With respect to Comment #44 of the Initial Correspondence, the Staff notes disclosure regarding investments in structured notes and pooled investment vehicles. However, comments early in the Initial Correspondence (see in particular comment #25) indicate that the Fund will not invest in structured notes or pooled investment vehicles. Please delete, as appropriate, these references to such investments in the revised tax disclosure provided in response to Comment #44.

Response:	The Trust has revised the disclosure as you have requested.

Initial Correspondence -Statement of Additional Information

6.	Comment: With respect to Comment #2 of the Initial Correspondence relating to the Statement of Additional Information, the Staff believes that the response provided is helpful and requests that disclosure should be provided with the fundamental investment restrictions indicating the belief of the Trust that neither bitcoin more bitcoin related investments constitution an industry or industries for purpose of the concentration policy.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 27, 2021

Response:     The Trust has revised the disclosure as you have requested.

7.	Comment: With respect to Comment #4 of the Initial Correspondence relating to the Statement of Additional Information, the Staff requests that the Code of Ethics as discussed therein be revised to include all bitcoin and bitcoin related transaction, and that any such transaction require pre-clearance.

Response:     The Adviser has advised the Trust that it will make the revisions to the Code of Ethics as that Staff has instructed.

Additional Prospectus Comments

8.	Comment: The Staff notes in its review of a redline provided in conjunction with the Initial Correspondence (the “Redline”), that the Fund has deleted the last sentence of the first paragraph in the Principal Investment Strategies disclosure in the summary section of the Fund’s prospectus, which reads as follows: “The weight of each Constituent Investment may vary from 0% to 100% of the Fund, and the sum of their weightings will equal 100%.” The Staff believes that this disclosure is helpful and requests that it be added back.

Response:	The Trust has revised the disclosure as you have requested.

9.	Comment: In the penultimate sentence of the last paragraph of the section “Overview of Bitcoin and Market” in the Principal Investment Strategies disclosure, the Staff notes the disclosure indicates that trading platforms and other infrastructure are often not regulated. The Staff believes that these platforms and infrastructure are not regulated and request that the Fund remove the word “often” from the disclosure.

Response:	The Trust has revised the disclosure as you have requested.

10.	Comment: In the first sentence of the tenth paragraph of the section “The Fund’s Strategy” in the Principal Investment Strategies disclosure, the Staff notes the disclosure indicates that the Fund will seek to achieve and maintain Target Exposure of 100%, which the staff believes is inconsistent with earlier disclosure noted in the Redline and the Initial Correspondence that indicates that Target Exposure would be less than 65%. The Staff request that the Fund revise the disclosure for consistency.

Response:	The Trust has revised the disclosure as you have requested.

11.	Comment: Consistent with the Commission’s layered disclosure regime, the Staff believes that the section “Overview of Bitcoin and Market” in the Principal Investment Strategies should be moved to the disclosure provided in response to Item 9 of the Form N-1A.

Response:	The Trust has revised the disclosure as you have requested.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 27, 2021

12.	Comment: In the Principal Risks disclosure pertaining to Borrowing and Leverage Risks, please revise the disclosure in a manner consistent with Comment #9 above relating to the Fund’s Target Exposure.

Response:	The Trust has revised the disclosure as you have requested.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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